Exhibit 99.2

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Interim Financial Statements (Unaudited)
As of and for the three and six months ended June 30, 2026 and 2025

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Financial Position
(in thousands of U.S. dollars)

		June 30,	December 31,
	Notes	2026	2025
		(unaudited)
Assets
Cash and cash equivalents	3	$455,222	$388,891
Short-term investments	3	98,540	101,142
Accounts receivable, net	3	39,119	32,017
Prepaid expenses and other assets		3,721	5,523
Total current assets		$596,602	$527,573
Property and equipment, net		948	1,084
Right-of-use assets, net	5,14	4,466	4,273
Intangible assets, net	4	74,353	79,866
Goodwill	4	425,267	426,659
Deferred tax asset		—	180
Other non-current assets	3,7	907	906
Total non-current assets		$505,941	$512,968
Total assets		$1,102,543	$1,040,541
Liabilities and equity
Accounts payable and accrued expenses	3,14	$22,877	$24,564
Current lease liabilities	3,5,14	1,835	1,444
Income taxes payable		3,986	3,674
Contract liabilities		1,722	1,861
Current portion of borrowings with related party	3,6,14	—	34,846
Other current liabilities		1,538	1,760
Total current liabilities		$31,958	$68,149
Long-term borrowings with related party	3,6,14	32,436	—
Non-current lease liabilities	3,5,14	3,174	3,309
Deferred tax liabilities		22,212	17,360
Other non-current liabilities		1,349	1,338
Total non-current liabilities		$59,171	$22,007
Total liabilities		$91,129	$90,156
Equity
Share capital	9	21,198	21,198
Share premium	9	359,280	359,280
Accumulated comprehensive loss		(12,148)	(4,904)
Retained earnings		642,877	574,623
Equity attributable to DoubleDown Interactive Co., Ltd.		$1,011,207	$950,197
Equity attributable to non-controlling interests		207	188
Total equity		$1,011,414	$950,385
Total liabilities and equity		$1,102,543	$1,040,541

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Revenue	10,15	$94,288	$84,813	$188,410	$168,305
Operating expenses:
Cost of revenue	11,14	(23,065)	(23,687)	(47,476)	(47,812)
Sales and marketing	11	(13,857)	(13,087)	(31,264)	(27,225)
Research and development	11	(3,824)	(3,195)	(7,540)	(5,687)
General and administrative	11	(17,039)	(12,530)	(30,113)	(25,627)
Other income		45	145	79	185
Other expense		(44)	(45)	(186)	(94)
Total operating expenses		$(57,784)	$(52,399)	$(116,500)	$(106,260)
Operating profit		$36,504	$32,414	$71,910	$62,045
Finance income		6,573	3,734	16,250	8,346
Finance cost		(742)	(5,528)	(1,349)	(6,993)
Profit before income tax		$42,335	$30,620	$86,811	$63,398
Income tax expense	8	(9,464)	(8,746)	(18,538)	(17,612)
Profit for the interim period		$32,871	$21,874	$68,273	$45,786
Other comprehensive income (loss):
Pension adjustments, net of tax		73	35	262	100
Gain (loss) on foreign currency translation		(1,905)	5,658	(7,506)	7,128
Total comprehensive income for the interim period		$31,039	$27,567	$61,029	$53,014
Profit attributable to:
DoubleDown Interactive Co., Ltd.		32,868	21,842	68,254	45,688
Non-controlling interests		3	32	19	98
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.		31,036	27,535	61,010	52,916
Non-controlling interests		3	32	19	98

Earnings per share:	12
Basic		$13.27	$8.82	$27.55	$18.44
Diluted		$13.27	$8.82	$27.55	$18.44
Weighted average shares outstanding:
Basic		2,477,672	2,477,672	2,477,672	2,477,672
Diluted		2,477,672	2,477,672	2,477,672	2,477,672

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Changes in Equity
(in thousands of U.S. dollars)

		Attributable to DoubleDown Interactive Co., Ltd
	Notes	Share capital	Share premium	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non - controlling interests	Total equity
As of January 1, 2025	9	$21,198	$359,280	$(10,688)	$472,125	$841,915	$118	$842,033
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	45,688	45,688	98	45,786
Other comprehensive income (loss)		—	—	7,228	—	7,228	—	7,228
Sub-total of comprehensive income (loss) for the interim period		$—	$—	$7,228	$45,688	$52,916	$98	$53,014
As of June 30, 2025 (unaudited)	9	$21,198	$359,280	$(3,460)	$517,813	$894,831	$216	$895,047
Transaction with owners, recognized directly in equity
As of January 1, 2026	9	$21,198	$359,280	$(4,904)	$574,623	$950,197	$188	$950,385
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	68,254	68,254	19	68,273
Other comprehensive income (loss)		—	—	(7,244)	—	(7,244)	—	(7,244)
Sub-total of comprehensive income (loss) for the interim period		$—	$—	$(7,244)	$68,254	$61,010	$19	$61,029
As of June 30, 2026 (unaudited)	9	$21,198	$359,280	$(12,148)	$642,877	$1,011,207	$207	$1,011,414

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statements of Cash Flows
(Unaudited, in thousands of U.S. dollars)

		Six months ended June 30,
	Notes	2026	2025
Cash flows from operating activities
Profit for the interim period		$68,273	$45,786
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	4,5,11,15	5,459	2,290
Unrealized gain on foreign currency	3	(3,899)	(130)
Unrealized loss on foreign currency	3	29	1,721
Gain on foreign currency transaction	3	(1,305)	—
Loss on foreign currency transaction	3	29	—
Gain on disposal of financial assets and liabilities	3	(652)	—
Loss on valuation of financial assets and liabilities	3	54	2,884
Interest income	3	(8,666)	(7,914)
Interest expense	3	945	913
Miscellaneous expense		91	—
Provision for severance benefits	7	190	226
Other long-term employee benefits		109	604
Income tax expense		18,538	17,612
Working capital adjustments:
Accounts receivable, net		(7,223)	617
Prepaid expenses, and other assets		485	332
Other non-current assets		100	52
Accounts payable and accrued expenses		549	1,382
Contract liabilities		(140)	(155)
Other current and non-current liabilities		(297)	75
Cash generated from operations		$72,669	$66,295
Interest received		9,293	9,888
Interest paid		(3,145)	(118)
Income taxes paid		(7,798)	(15,285)
Net cash inflow from operating activities		$71,019	$60,780
Cash flows from investing activities
Purchase of property and equipment		(116)	(119)
Disposal of property and equipment		1	4
Purchase of intangible assets		(5)	—
Disposal of financial assets at fair value through profit or loss		44	—
Purchase of short-term investments		(178,390)	(164,311)
Disposal of short-term investment		179,425	146,665
Net cash (outflow) from investing activities		$959	$(17,761)
Cash flows from financing activities
Repayment of lease liabilities		(991)	(548)
Net cash (outflow) from financing activities		$(991)	$(548)
Net increase in cash and cash equivalents		$70,987	$42,471
Effect of exchange rate changes on cash and cash equivalents		$(4,656)	$98
Cash and cash equivalents at beginning of the interim period		$388,891	$334,850
Cash and cash equivalents at end of the interim period		$455,222	$377,419
See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
1.    General information
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “Parent Company,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. In 2017, DDI acquired DoubleDown Interactive LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US is our primary revenue-generating company. In October 2023, the Company acquired an iGaming operator, SuprNation AB (together with its subsidiaries, “SuprNation”), which is now a direct, wholly-owned subsidiary of DDI-US. The acquisition diversifies the digital games categories that the Company addresses with the addition of four real-money iGaming sites in Europe. In July 2025, the Company acquired WHOW Games GmbH, a social casino developer headquartered in Hamburg, Germany (“WHOW Games”), which is now a direct, wholly-owned subsidiary of DDI-US. In September 2025, DDI-US completed the conversion from a Washington limited liability company to a Nevada limited liability company.
We develop and publish digital gaming contents on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats, SuprNation’s four brands, Duelz, VoodooDreams, NYSpins and Los Vegas on web platforms, and WHOW Games’ proprietary brands, mainly MyJackpot and Lounge777, and licensed brand, mainly Merkur24, on both web and mobile platforms.
On September 2, 2021, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, with par value of ₩10,000 per share, of the Company. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
2.    Basis of preparation and material accounting policies
Basis of preparation
The accompanying condensed consolidated interim financial statements are presented in conformity with IAS 34, Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”), and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances, and unrealized gains or losses have been eliminated. Our unaudited condensed consolidated interim financial statements include all adjustments of a normal, recurring nature necessary for the fair statement of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025.
Use of estimates
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.

The significant accounting estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2025, except for the estimation method used in determining income tax expense.
The income tax expense for the interim period is calculated by applying the estimated average annual effective tax rate to the profit before tax for the period.
Accounting policies
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new standards or interpretations effective from January 1, 2026.
New standards and interpretations adopted during the interim period
Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments - Classification and Measurement of Financial Instruments
The amendments to IFRS 7 and IFRS 9 clarify the classification and measurement of financial assets, including the assessment of the solely payments of principal and interest criterion for financial assets with ESG-linked features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company has applied the amendments retrospectively to the earliest comparative period presented. The adoption of these amendments does not have a material impact on the Company’s condensed consolidated interim financial statements.
3.    Financial instruments
3.1.    Financial assets
Financial assets by category as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30, 2026
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$455,222
Short-term investments	—	98,540
Accounts receivable, net	—	39,119
Accrued income	—	61
Total	$—	$592,942
Non-current assets
Financial assets at fair value through profit or loss	355	—
Total	$355	$—

	December 31, 2025
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$388,891
Short-term investments	—	101,142
Accounts receivable, net	—	32,017
Accrued income	—	948
Financial assets at fair value through profit or loss	45	—
Total	45	522,998
Non-current assets
Financial assets at fair value through profit or loss	437	—
Total	$437	$—
3.2.    Financial liabilities
Financial liabilities by category as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30, 2026
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$3,449
Accrued expenses (1)	—	16,410
Current lease liabilities	—	1,835
Total	$—	$21,694
Non-current liabilities
Non-current lease liabilities	—	3,174
Long-term borrowings with related party	—	32,436
Total	$—	$35,610

(1)Exclude payroll liabilities that should be paid to employees such as annual leave allowance.

	December 31, 2025
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$8,716
Accrued expenses (1)	—	12,947
Current lease liabilities	—	1,444
Current portion of borrowings with related party	—	34,846
Total	$—	$57,953
Non-current liabilities
Non-current lease liabilities	—	3,309
Total	$—	$3,309
(1)Exclude payroll liabilities that should be paid to employees such as annual leave allowance.
3.3.    Fair value hierarchy
Fair value hierarchy classifications of the financial assets that are measured at fair value disclosed in fair value as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$—	$355	$355

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$45	$437	$482
3.4.    Valuation techniques and the inputs
The valuation techniques and inputs used for fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows (in thousands):

	June 30, 2026	December 31, 2025	Level	Valuation techniques
Capital contribution to cooperatives	$355	$437	3	Market-based fair value approach
Derivative instruments (Money Market Trust)	$—	$45	2	Discounted Cash Flow Method
Financial liabilities at fair value through profit or loss	$—	$—	2	Market-based fair value approach

3.5.    Net gains or losses by category of financial instruments
Net gains or losses by category of financial instruments for the three and six months ended June 30, 2026 and 2025 are as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025
Financial assets at fair value through profit or loss
Gain on valuation of financial assets	$(20)	$(290)	$—	$—
Loss on valuation of financial assets	(54)	(21)	(54)	(21)
Gains (losses) on disposal of financial assets	(8)	—	652	—
Sub-total	$(82)	$(311)	$598	$(21)
Financial assets at amortized cost
Interest income	4,446	4,108	8,666	7,914
Gain on foreign currency transactions	1,107	(31)	3,030	278
Unrealized gain on foreign currency	1,048	(77)	3,899	130
Loss on foreign currency transactions	(218)	(1,409)	(317)	(1,440)
Unrealized loss on foreign currency	4	(1,385)	(28)	(1,721)
Sub-total	$6,387	$1,206	$15,250	$5,161
Total	$6,305	$895	$15,848	$5,140
Financial liabilities at fair value through profit or loss
Loss on valuation of financial liabilities	$—	$(2,851)	$—	$(2,862)
Sub-total	$—	$(2,851)	$—	$(2,862)
Financial liabilities at amortized cost
Interest expense	(469)	(464)	(945)	(913)
Gain on foreign currency transactions	1	23	3	23
Loss on foreign currency transactions	—	602	(3)	(37)
Unrealized loss on foreign currency	$(2)	$—	$(2)	$—
Sub-total	$(470)	$161	$(947)	$(927)
Total	$(470)	$(2,690)	$(947)	$(3,789)

4.    Intangible assets and goodwill
Changes in the net book value of intangible assets for the six months ended June 30, 2026 and 2025 are as follows (in thousands):

	June 30, 2026
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Balance at January 1, 2026	$426,659	$35,455	$4,529	$6,081	$3,485	$30,316	$506,525
Acquisition	—	5	—	—	—	—	$5
Amortization	—	(61)	(1,225)	(385)	(549)	(2,034)	$(4,254)
Translation differences	(1,392)	(13)	(110)	(175)	(94)	(872)	$(2,656)
Ending balance	$425,267	$35,386	$3,194	$5,521	$2,842	$27,410	$499,620

	June 30, 2025
	Goodwill	Trademarks	Customer relationships	Purchased technology	Software	Gaming License	Total
Balance at January 1, 2025	$395,804	$35,009	$6,197	$6,072	$28	$360	$443,470
Amortization	—	(2)	(1,149)	(361)	(7)	(48)	(1,567)
Translation differences	1,885	1	693	733	3	39	3,354
Ending balance	$397,689	$35,008	$5,741	$6,444	$24	$351	$445,257
5.    Lease
5.1. Our leases primarily consist of real estate leases for office space and do not have any non-lease components. The leases typically run for a period of 2 ~10 years, with an option to renew or terminate the lease after that date. No restrictions or covenants are imposed on leases, but the lease assets shall not be provided as collateral for borrowings.
5.2.    Changes in right-of-use assets and lease liabilities:
Changes in right-of-use assets and lease liabilities for the six months ended June 30, 2026 and 2025 are as follows (in thousands):

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2026	$4,273	$4,753
Acquisitions	1,317	1,434
Depreciation	(973)	—
Interest expense relating to lease liabilities	—	158
Payments of lease liabilities	—	(1,149)
Translation differences	(151)	(187)
Balance at June 30, 2026	$4,466	$5,009

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2025	$4,308	$4,673
Depreciation	(576)	—
Interest expense relating to lease liabilities	—	118
Payments of lease liabilities	—	(665)
Translation differences	214	214
Balance at June 30, 2025	$3,946	$4,340
6.     Short-term and long-term borrowings
The following table represents borrowings from DoubleU Games (in thousands):

	Interest rate	Maturity	June 30, 2026	December 31, 2025
Current portion of borrowings with related party (1)	4.60%	May 27, 2026	$—	$34,846
Long-term borrowings with related party	4.60%	May 27, 2028	$32,436	$—

(1) DoubleU Games extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of December 31, 2025 was $34.8 million. The 4.6% Senior Notes were scheduled to mature in May 2026. In May 2026, following a voluntary interest payment of $3.1 million, the maturity of each 4.6% Senior Note was extended by two years to May 27, 2028, covering the remaining outstanding principal amount under the 4.6% Senior Notes.
7.    Retirement benefit plan
7.1 Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the employee’s functional area.
7.2 Details of defined benefit liabilities
The following table presents net defined benefit liabilities (defined benefit assets) (in thousands):

	June 30, 2026	December 31, 2025
Present value of defined benefit obligations	$1,870	$2,189
Fair value of plan assets	(2,208)	(2,440)
Net defined benefit liabilities (assets)	$(338)	$(251)
8.    Income taxes
The income tax expense for the interim period has been recognized based on management’s best estimate of the weighted average annual effective tax rate expected for the full fiscal year ending December 31, 2026. Separately, management estimates that the weighted average annual effective tax rate for the six months ended June 30, 2026 is 21.4%, compared to 27.8% for the six months ended June 30, 2025.

9.    Shareholders’ equity
We have 200,000,000 total authorized shares with 2,477,672 common shares issued and outstanding at June 30, 2026 and 2025, and the par value per share is KRW10,000.
9.1. Changes in share capital
The following table represents common shares, share capital and premium (in thousands, except shares):

	Common shares	Share capital	Share premium	Total
Balance at January 1, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at June 30, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at January 1, 2026	2,477,672	$21,198	$359,280	$380,478
Balance at June 30, 2026	2,477,672	$21,198	$359,280	$380,478
10.    Revenue from contract with customers
10.1 Disaggregation of revenue
The Company distinguishes between revenue recognized over time and revenue recognized at a point in time.
The table below presents revenue by service contract type, geographic market, and the timing of performance obligation satisfaction (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Type of service (1)
Social casino game	$77,298	$69,339	$154,244	$139,620
Geographic market (1)
U.S.	58,462	60,498	115,930	121,512
International	18,836	8,841	38,314	18,108
Total	$77,298	$69,339	$154,244	$139,620
Timing of revenue recognition (1)
Over time	$77,149	$69,268	$153,954	$139,471
At a point in time	149	71	290	149
Total (1)	$77,298	$69,339	$154,244	$139,620
(1)iGaming revenues are excluded and amounted to $16,990 thousand for the three months ended June 30, 2026, $34,166 thousand for the six months ended June 30, 2026, $15,474 thousand for the three months ended June 30, 2025, and $28,685 thousand for the six months ended June 30, 2025.
The following table disaggregates revenue between Third-Party Platforms and Direct-to-Consumers (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Third-Party Platforms	$36,787	$58,680	$79,755	$119,964
Direct-to-Consumers (1)	40,511	10,659	74,489	19,656
Total (2)	$77,298	$69,339	$154,244	$139,620
(1)Direct-to-Consumer (“DTC”) revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.
(2)iGaming revenues are excluded and amounted to $16,990 thousand for the three months ended June 30, 2026, $34,166 thousand for the six months ended June 30, 2026, $15,474 thousand for the three months ended June 30, 2025, and $28,685 thousand for the six months ended June 30, 2025.

10.2 Contract assets, contract liabilities with customers
The following table summarizes our opening and closing balances in contract assets and contract liabilities (in thousands):

	June 30, 2026	December 31, 2025
Contract assets (1)	$465	$518
Contract liabilities (2)	1,722	1,861
(1)Contract assets are included within prepaid expenses and other assets in our consolidated interim financial position.
(2)The amount of revenue recognized during the current year from the contract liabilities balance at the beginning of the reporting period is $1,861 thousand for the six months ended June 30, 2026 and $1,754 thousand for the six months ended June 30, 2025.
11.    Classification of operating expenses by nature
Details of classification of expenses by nature for the three and six months ended June 30, 2026 and 2025 are as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Personnel expenses	$5,790	$5,034	$12,221	$12,962
Depreciation and amortization	2,270	885	4,486	1,714
Depreciation of right-of-use assets	483	293	973	576
Taxes and dues	7,767	4,383	11,706	8,282
Fees and commissions	27,685	27,555	56,156	55,255
Advertising expenses	11,749	11,442	26,849	23,982
Other expenses	2,041	2,907	4,002	3,580
Total (1)	$57,785	$52,499	$116,393	$106,351
(1)Represents the sum of cost of revenue, sales and marketing, research and development, and general and administrative expenses as included in the consolidated interim statement of comprehensive income.
12.    Earnings per share
12.1.    Basic earnings per share is computed by dividing earnings by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The following table presents the calculation of basic earnings per share (in thousands, except share and per share amounts):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Numerator:
Profit attributable to DoubleDown Interactive Co., Ltd.	$32,868	$21,842	$68,254	$45,688
Weighted average shares outstanding - basic	2,477,672	2,477,672	2,477,672	2,477,672
Basic earnings per share	$13.27	$8.82	$27.55	$18.44
12.2.    Diluted earnings per share is computed by dividing profit applicable to owners of the Company by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period. The Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the three and six months ended June 30, 2026 and 2025 are the same as the basic earnings per share.

13.    Commitments and contingencies
13.1.    Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018 with DoubleU Games through DDI-US, pursuant to which DoubleU Games grants us, an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of June 30, 2026, we licensed from DUG approximately 77 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
In October 2024, we, through DDI-US, entered into a Game Development Agreement with DoubleU Games, pursuant to which DoubleU Games would develop certain social casino game software and titles for us in exchange for development fees.
We, through SuprPlay Limited, also entered into a new game license agreement with DoubleU Games with effect from August 20, 2024. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the six months ended June 30, 2026 and 2025 totaled $1.4 million and $1.6 million, respectively, and are recognized as a component of cost of revenue.
13.2.    Legal contingencies
As of the date of this report, in the United States, the Company is a defendant or involved as an interested party in several pending lawsuits and arbitrations alleging that its social casino-themed games constitute illegal gambling under applicable state laws and seeking to recover amounts paid by the residents of the applicable state in connection with such games. The Company denies the allegations, and contends that its games are not gambling under the applicable law and that the cases suffer from various procedural defects. At this time, the Company is unable to reasonably predict the outcome of these legal proceedings and cannot estimate what impact, if any, the litigation may have on the Company’s condensed consolidated interim financial statements.
13.3.    Directors and Officers’ indemnification agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period.

13.4.    Other matters
IGT Letter
In March 2025, DDI-US received a letter from IGT (“IGT Letter”) purporting to terminate the Company’s licenses to develop and distribute IGT social casino game titles throughout the United States. The IGT Letter cited the January 2025 public memo issued by the Washington State Gambling Commission (“WSGC”), where the WSGC encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. The Company responded to the IGT Letter in April 2025, disputing the termination, and has not received any subsequent response from IGT to date. While the outcome of this matter is currently uncertain, the Company believes that IGT has no basis to terminate the licenses and that the Company’s distribution of the licensed games is not prohibited under Washington State law.
SuprNation Performance Based Compensation
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, which vest over the eighteen-month period. The performance-based incentive plan is contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction. In August 2024, $4.2 million of the incentive plan was modified to be contingent solely upon continued employment. All of the compensation under the plan has been paid as of March 2026.
Unsolicited Non-Binding Expression of Interest from Controlling Shareholder
On April 29, 2026, the Company received a non-binding expression of interest from DoubleU Games Co. Ltd., its controlling shareholder, to acquire all outstanding common shares (including American Depositary Shares) not already owned by DoubleU Games for $11.25 per ADS in cash. The special committee of independent directors, together with its independent legal and financial advisors, continues to evaluate the proposal. Any potential transaction remains subject to applicable regulatory approvals, governmental and other required approvals, and the outcome of negotiations between the parties. Accordingly, the structure and terms of any such transaction may change, or no definitive transaction may ultimately be completed.
14.    Related party transactions
14.1.    Related party
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease. We may also incur other expenses with related parties in the ordinary course of business, which are included in the condensed consolidated interim financial statements. We have the following related parties during the six months ended June 30, 2026 and 2025:

Relationship	Company name
Controlling shareholder	DoubleU Games Co., Ltd
14.2.    Transactions with related party
The following is a summary of expenses charged by DoubleU Games (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Royalty expense	$1,661	$408	$2,674	$854
Other expense	$1,310	$1,624	$2,694	$3,417

14.3    Account balances with related party
Amounts due to DoubleU Games are as follows (in thousands):

	June 30, 2026	December 31, 2025
Accounts payable and accrued expenses	$1,887	$1,571
Other receivables	10	6
14.4.    Borrowing transactions with related party
Details of our borrowing transactions with DoubleU Games are as follows (in thousands):

	June 30, 2026	December 31, 2025
4.6% Senior notes with related party	$32,436	$34,846
Accrued interest on 4.6% Senior Notes with related party	$143	$2,562

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense	384	409	771	799

14.5.    Lease transactions with related party
Details of our lease with DoubleU Games are as follows (in thousands):

	June 30, 2026	December 31, 2025
Right-of-use assets	$2,338	$1,682
Lease liabilities	2,515	1,797

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Payments	$304	$174	$616	$343
Interest expenses	26	25	56	50

15.    Segment information
15.1.    Segment reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, our Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. Total assets and liabilities for each segment are not reported to our Chief Executive Officer. We operate in the following business segments: social casino games and iGaming (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue:
Social casino games	$77,298	$69,339	$154,244	$139,620
iGaming	16,990	15,474	34,166	28,685
Total Revenue	$94,288	$84,813	$188,410	$168,305
Advertising expenses:
Social casino games	$8,364	$5,768	$17,498	$13,242
iGaming	3,385	5,674	9,351	10,740
Total advertising expenses	$11,749	$11,442	$26,849	$23,982
Depreciation and amortization (including right-of-use assets):
Social casino games	$1,858	$305	$3,664	$608
iGaming	895	873	1,795	1,682
Total depreciation and amortization (including right-of-use assets)	$2,753	$1,178	$5,459	$2,290
Interest income:
Social casino games	$4,446	$4,108	$8,666	$7,914
iGaming	—	—	—	—
Total interest income	$4,446	$4,108	$8,666	$7,914
Interest expense:
Social casino games	$469	$463	$945	$910
iGaming	—	1	—	3
Total interest expense	$469	$464	$945	$913
Profit before income tax:
Social casino games	$43,313	$32,803	$88,037	$66,558
iGaming	(978)	(2,183)	(1,226)	(3,160)
Total profit before income tax	$42,335	$30,620	$86,811	$63,398
15.2.    Disaggregation of revenue
The Company’s business operations are located in domestic and international regions, including the United States. We believe disaggregation of our revenue based on geographic location from which revenue is generated are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The following table presents our revenue disaggregated based on geographic location (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
U.S.	$58,462	$60,498	$115,930	$121,512
Canada	4,660	4,698	9,182	9,247
United Kingdom	16,862	14,125	33,508	26,339
Germany	5,827	217	13,928	447
International-other	8,477	5,275	15,862	10,760
Total	$94,288	$84,813	$188,410	$168,305
15.3.    Major external customers
No individual external customer accounted for more than 10% of consolidated revenue for each of the six months ended June 30, 2026 and 2025.

16. Acquisition
Business Combination – WHOW Games
On July 14, 2025, the Company completed its acquisition of WHOW Games GmbH (“WHOW Games”), a German casino game operator, which is now a direct, wholly-owned subsidiary of DDI-US. The results of operations of WHOW Games have been included in the consolidated financial statements from the acquisition date. Accordingly, the acquisition effect should be considered when comparing the Company’s consolidated financial statements as of and for the six months ended June 30, 2026 and 2025.
In connection with the acquisition, the Company recognized certain goodwill and intangible assets. For further details of the business combination, please refer to Note 30 to the consolidated financial statements as of and for the year ended December 31, 2025 contained in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2026.